Mail Stop 3561

December 30, 2008

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

Re: Great Plains Energy Incorporated
Form 10-K for Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2008
Form 10-Q for the Period Ended September 30, 2008
Filed November 7, 2008
File No. 1-32206

Kansas City Power & Light Company
Form 10-K for Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the Period Ended September 30, 2008
Filed November 7, 2008
File No. 0-51873

Dear Mr. Chesser:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 132

1. We note management's conclusions in this document and in your quarterly report on Form 10-Q for the period ended September 30, 2008 that your disclosure controls and procedures "are functioning effectively to provide reasonable assurance…." However, based on this statement, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Similarly, it is unclear whether your disclosure controls and procedures were designed to provide reasonable assurance of their effectiveness. Therefore, please confirm for us in your response letter, if true, that your disclosure controls and procedures are designed to be effective at a reasonable assurance level and define that reasonable assurance level. Also, if true, in clear and unqualified language, please confirm for us that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/ 33-8238.htm. Further, please confirm for us that you will make these changes in your future filings.

Item 9B. Other Information, page 136

2. In this section, you disclose information that you failed to disclose previously in a timely manner, even though you were otherwise required to do so under Item 5.02(e) of Form 8-K. In future filings, please explain the reason or reasons that you failed to disclose this information as required. Also, please discuss why you believe your disclosure controls and procedures are effective at the reasonable assurance level for which they were designed given your failure to disclose this information in a timely manner.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures, page 90

3. We note your disclosure that "[t]here has been no change" in your internal control over financial reporting that occurred during the period ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, "except for the following…." In future filings, please revise to state clearly, if true, that there were, in fact, changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to

materially affect, your internal control over financial reporting and disclose those changes.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 14

4. We note that your Governance Committee has written policies and procedures regarding the evaluation and approval of transactions between you and related parties and that the Governance Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. In future filings, please describe in greater detail the Governance Committee's policies and procedures regarding related party transactions and discuss specifically the manner in which the Governance Committee reviews and approves each related party transaction based upon the unique facts and circumstances of that transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 17

Annual Incentives, page 22

5. In the second paragraph of this subsection, you state that 80% of a named executive officer's annual incentive pay is based on the objective attainment of certain financial goals and that the remaining 20% is based upon a discretionary evaluation of individual performance. However, in the fourth paragraph of this subsection, you state that your Compensation and Development Committee will exercise its discretion "primarily" regarding the 20% individual performance compensation component. Therefore, it is unclear whether the 80% compensation component may, in fact, be partially subjective. In future filings, please disclose whether the Compensation and Development Committee has any discretion in granting the named executive officers compensation for the 80% component that is based on the objective attainment of certain financial goals. If so, please describe the discretion permitted to the Compensation and Development Committee. If not, please revise your disclose to clarify that your Compensation and Development Committee has no discretion regarding the payouts from the 80% compensation component once the objective financial goals have been reached.

6. In this regard, you state that you did not attain the required financial objectives in 2007, so "there were no payouts under the 2007 annual incentive plans." In future filings, please disclose whether you made any payouts to your named executive

officers in 2007 under the discretionary 20% component of the annual incentive plans. If so, please disclose the amounts you paid and the reasons for the payouts.

Cash Portion of Strategic Energy's Long-Term Incentives, page 24

7. On the top of page 26, you state that the metrics for the performance-related factors in the 2006 to 2008 plan and the 2007 to 2009 plan "are confidential commercial or financial information, and their disclosure would result in competitive harm" to you. Therefore, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

2. Equity Compensation, page 26

8. We note the table in which you disclose the restricted stock grants and the performance shares you issued to the named executive officers in 2007. In future filings, please disclose the vesting date of the restricted stock grants and under which long-term incentive plan you issued the performance shares. Also, in future filings, please disclose the vesting date of the restricted shares you discuss in your Special Restricted Stock Grant in 2007 subsection on page 28.

Employment Arrangements, page 29

9. In future filings, please discuss the meaning of your "employee arrangements." For example, please disclose whether these arrangements are binding obligations, whether they are written, and how they are to be enforced, if at all.

Potential Payments Upon Termination or Change-in-Control, page 41

10. In future filings, please disclose whether your proposed acquisition of Aquila, Inc. will trigger any of the payments you describe in this section.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark G. English, Esq.
       Great Plains Energy Incorporated
       Via Facsimile